UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at February 15, 2008

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: February 15, 2008

Print the name and title of the signing officer under his signature.

Ste. 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117 Vancouver, BC Canada V6E 4N7 Toll Free 1 800 667∙2114 South Africa 27 (0) 11 884 1610 www.grtbasin.com

GREAT BASIN CLARIFIES RUSAF GOLD ACQUISITION

February 15, 2008, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GBG) advises that, further to its February 14, 2008 news release announcing its proposed acquisition of Rusaf Gold Ltd., the acquisition terms also provide for additional Great Basin shares to be issued in the first 3 years from closing, contingent upon gold discoveries involving more than 500,000 ounces on certain mineral prospects currently held by Rusaf.  In the event of such discoveries, Great Basin will issue shares valued at the higher of current or then-prevailing market price to the former Rusaf shareholders on the basis of valuing these gold ounces (including equivalent metals) at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 grams per tonne or 0.04 oz per ton). Great Basin has also agreed to spend between $7 million and $20 million in exploring Rusaf's properties during this period depending on independent advice as to the likelihood of exploration success.

The Rusaf acquisition is subject to the approval of Rusaf shareholders, certain judicial orders, as well as Toronto Stock Exchange and other regulatory approvals. Assuming all such conditions are met in the ordinary course, the parties are targeting completion for the second calendar quarter.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 884 1610
Melanee Henderson in North America 1 800 667-2114
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

Great Basin's Gold's public filings in Canada will use the terms "measured resources", "indicated resources" and "inferred resources". Great Basin advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.